United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

January 8, 2026

Re: INLIF LIMITED

Acceleration Request for Registration Statement on Form F-3

Filed January 5, 2026

File No. 333-292580

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, INLIF LIMITED hereby requests that the effective date and time of the above-referenced registration statement be accelerated to Monday, January 12, 2026 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

Once the above-referenced registration statement has been declared effective, please orally confirm that event with our counsel, David Manno of McCarter & English LLP at (212) 609-6833.

Thank you for your assistance in this matter.

Sincerely,

INLIF LIMITED

By:	/s/ Rongjun Xu
Rongjun Xu
Chief Executive Officer